November 1, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:                             SuperGen, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Proxy Statement on Schedule 14A filed April 30, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

File Number:  000-27628

Dear Mr. Riedler:

We are responding to the comments contained in your letter dated October 21, 2010 (the “Comment Letter”) related to the above referenced filings.  For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation

Compensation Discussion and Analysis

2009 and 2010 Performance Priorities

2009 Performance Priorities, page 34

1.                                      We note your response to Comment 5 and reissue the comment in part.  The proposed disclosure included in your supplemental response indicates that bonus awards are based on the company’s performance against pre-determined goals and the Compensation Committee’s “subjective appraisal” of each Messrs. Manuso, Azab and Molkentin’s individual performance.  Please provide draft disclosure for an amendment to your Form 10-K for the Fiscal Year Ended December 31, 2009 to discuss the following:

•                  The threshold, target, and maximum levels of achievement of each corporate performance measure, if applicable.

•                  The proportion of the bonus attributable to the achievement of corporate goals versus individual performance.

•                  How the Compensation Committee assessed the individual performance of each Named Executive Officer (“NEO”), and what its conclusions were.

Response:

In response to the Staff’s comments, we propose amending our Form 10-K for the fiscal year ended December 31, 2009 to include additional disclosure in Item 11 of Part III as follows:

“Executive incentive compensation decisions are primarily based upon the achievement or progress towards Company-wide performance objectives, the execution of operational and business specific strategic objectives, and the officer’s individual performance.  Our performance objectives are both qualitative and quantitative.  These performance objectives may be modified by the Compensation Committee based on changes in market conditions or the business environment in which we operate.  The Compensation Committee may include or exclude certain items related to the ongoing operations when calculating financial measures including gains or losses not anticipated or properly reflecting the cash flow or economic contribution of a transaction during the annual performance period under review.  The Compensation Committee believes that our overall performance as a discovery-based drug development company is a more significant factor in our compensation decisions than our performance against any specific individual predetermined goal.

The Compensation Committee determines the amount payable, if any, to its named executive officers as an annual performance bonus relating to the 2009 and 2010 years based upon its determination as to the Company’s achievement of the 2009 and 2010 performance priorities.  However, this determination is not mechanical.  As noted above, the Compensation Committee also factors in, as the most significant factor in making its determination, the Company’s progress in its transition to a discovery-based drug development company.  Thus, while there is no specific weighting accorded to each of the enumerated performance priorities for 2009 and 2010 or the officer’s individual performance, the Compensation Committee considers them of roughly equal weight, with the most weight given to the judgment regarding the Company’s progress and overall performance as a discovery-based drug development company.  As described below, in 2009 the Company significantly exceeded the performance goals in each of the performance priority areas.  Moreover, the Compensation Committee determined that the Company’s overall performance as a discovery-based drug development company in 2009 was outstanding.

2009 Performance Priorities

At the beginning of 2009, the Compensation Committee established performance priorities in four key areas for the Company:

1.  Financial performance — Properly manage annual cash burn and year-end cash balance by targeting reasonable ranges for loss from operations, net loss, cash used in operations and cash on hand at the end of 2009.  The target range for loss from operations and cash used in operations is plus or minus 20% from the approved financial targets, while the target range for cash, cash equivalents and marketable securities is plus or minus 10% of a targeted combined balance of $75 million at the end of the performance period.

The Company achieved the primary financial performance priorities for 2009. We recorded income from operations of $3.2 million, which was 125% better than the anticipated annual loss from operations of $12.5 million, which was the target.  Our recorded net income of $4.7 million was 143% better than the targeted annual loss of $10.9 million. The cash provided by our operating activities of $8.7 million was 222% better than the targeted annual amount of cash used in operating activities of $7.1 million, and unrestricted cash, cash equivalents and marketable securities of $100.8 million exceeded the year-end target of $75 million by 34%.

2.  Business development — Initiate and execute at least one business development transaction with terms, conditions and economic value consistent with other market transactions being executed for similar type products within the pharmaceutical industry sector in which we compete.

The Company achieved this business development priority for 2009 by executing a collaboration agreement with GlaxoSmithKline (“GSK”) to discover and develop specific epigenetic therapeutics.  Total potential development and commercial milestones payable to the Company could exceed $375 million.

3.  Product development — Advance to lead product candidacy, IND enabling research and/or IND filing one or more new product development candidates while advancing clinical-stage compounds.

The Company achieved the product development priority for 2009 with the advancement of several candidates in the clinical and pre-clinical stage and with multiple unannounced potential candidates in the discovery stage process.

4.  Organizational development — Invest in essential infrastructure by recruiting additional talent for key operating positions with a focus on retaining, training and developing current organizational resources required to advance our drug research and business development initiatives.  The Company is targeting headcount growth primarily in the research and development area with a focus on discovery, pre-clinical, manufacturing, and clinical operations.

The Company made progress with the organizational development priority with the addition of several key new hires in research and development and clinical operations areas.  In addition, the Company assessed its future strategic organizational needs and initiated an organizational adjustment which was executed in early 2009 and reduced overall personnel by approximately 8% at that time.

The Compensation Committee believed the successful execution overall of our 2009 Performance Priorities, including the consideration of other actions not included in the specific priorities, would improve our overall performance and enhance stockholder value over the long term.  The Compensation Committee continues to believe that the strategic shift from a specialty pharmaceutical company dependent on acquiring drugs from third parties into a discovery-based drug development company will not necessarily result in a short-term increase in stockholder value.  In fact, the development of a novel and growing drug development pipeline, including the targeting, development and execution of new business development transactions and relationships, will require significant ongoing effort and achievement by our executive officers and other personnel during 2010 and beyond.

2010 Performance Priorities

At the beginning of 2010, the Compensation Committee established initial performance priorities in four key areas for the Company:

1.  Financial performance — Properly manage annual cash burn and year-end cash balance by targeting reasonable ranges for loss from operations, net loss, cash used in operations and cash on hand at the end of 2010.  The target range for income (loss) from operations and cash provided by (used in) operations is plus or minus 15% from the approved financial targets, while the target range for cash, cash equivalents and marketable securities is plus or minus 10% of a targeted combined balance of $85 million at the end of the performance period.

2.  Business development - Initiate and execute at least one business development transaction with terms, conditions and economic value consistent with other market transactions being executed for similar type products within the pharmaceutical industry sector in which we compete.

3.  Product development — Advance to lead product candidacy, IND enabling research and/or IND filing one or more new product development candidates while advancing clinical-stage compounds.

4.  Organizational development — Invest in essential infrastructure by recruiting additional talent for key operating positions with a focus on retaining, training and developing current organizational resources required to advance our drug research and business development initiatives.  The Company is targeting headcount growth primarily in the research and development area with a focus on discovery, pre-clinical, manufacturing, regulatory and clinical operations.

The Compensation Committee believes the 2010 Performance Priorities identified above are reasonably attainable, but will require significant and sustained effort on the part of all our Named Executive Officers and employees.  The Compensation Committee believes that successful execution of our performance priorities will improve our overall performance and ultimately enhance stockholder value over the long term.

Chief Executive Officer Annual Bonuses

For 2009, our chief executive officer Dr. Manuso’s target annual bonus was $350,000 under a new executive employment agreement effective April 1, 2009.  There was no threshold bonus or maximum bonus.  The Compensation Committee assessed the 2009 performance of Dr. Manuso by conferring with the independent members of the Board of Directors.  After receiving this input, the Compensation Committee determined that the 2009 performance of Dr. Manuso was excellent. Due to the Company’s strong performance, with respect to both overall performance as a discovery-based drug development company and performance against the enumerated performance priorities, and based upon the Compensation Committee’s subjective appraisal of Dr. Manuso’s 2009 performance, Dr. Manuso was awarded his full target bonus of $350,000.  Moreover, the Compensation Committee exercised its discretion to award Dr. Manuso an additional bonus payment of $150,000, based upon the Company’s and his superior 2009 performance.

In addition to the bonuses earned above, Dr. Manuso also earned a $150,000 guaranteed bonus on January 7, 2009 under terms of a prior executive compensation agreement that was superseded on April 1, 2009 with a new executive employment agreement.

For 2010, Dr. Manuso has a target annual bonus of $650,000.  There is no specified threshold bonus or maximum bonus for Dr. Manuso for 2010.

Named Executive Officer Annual Bonuses

Our other named executive officers who received annual bonuses on account of the full 2009 fiscal year, Messrs. Azab and Molkentin had a 2009 target payout equal to 30% of their annual base salary and a maximum payout of 50% of their 2009 annual base salary.  The Compensation Committee assessed the 2009 performance of Messrs. Azab and Molkentin by conferring with Dr. Manuso.  After receiving Dr. Manuso’s input, the Compensation Committee determined that the 2009 performance of Messrs. Azab and Molkentin was superb.  There were no threshold-level bonuses for either Dr. Azab or Mr. Molkentin.  Based upon the Company’s 2009 achievement both in the enumerated performance priority areas and upon the Company’s overall 2009 performance as a discovery-based drug development company, and based upon the Committee’s subjective appraisal of their individual performances, the Compensation Committee approved an annual bonus payout equal to 45% of Dr. Azab’s annual base salary and equal to 43% of Mr. Molkentin’s annual base salary.  Dr. Azab’s 2009 annual bonus was pro-rated to reflect his partial year of service.

For 2010, Messrs. Azab and Molkentin have a target annual bonus equal to 30% of their annual base salary and a maximum payout equal to 50% of their annual base salary.  The Compensation Committee, however, retains the discretion to pay outside of this range based upon its qualitative determinations.”

2009 Summary Compensation Table, page 47

2.                                      We note your response to Comment 6 and reissue the comment in part.  Your definitive proxy statement and your supplemental response indicates that Mr. Azab earned a bonus in 2009 based upon corporate and individual performance after he joined the company in July 2009.  Please note that Item 402(c)(2)(iv) of Regulation S-K requires you to disclose in the Summary Compensation Table the dollar value of the bonus earned by the Named Executive Officer during the fiscal year covered.  Any bonus earned by Mr. Azab during 2009 must be reported in the Summary Compensation Table, regardless of whether the bonus was approved and paid in 2010.  Please revise your Summary Compensation Table in the Form 10-K for the fiscal year ended December 31, 2009 accordingly.

Response:

The Summary Compensation Table has been revised to reflect the dollar value of the bonus paid to all Named Executive Officers in the year the bonus was earned, regardless of whether the bonus was approved or paid in the year subsequent to when it was earned.  The revised Summary Compensation

Table that will be included in the amended Form 10-K for the Fiscal Year Ended December 31, 2009 will be as follows:

2009 Summary Compensation Table

The following table presents the total compensation earned by each of the Named Executive Officers during the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($) (1)	All Other Compensation ($)		Total ($)
James S.J. Manuso	2009	574,237	650,000	(2)	1,670,653	36,644	(3)	2,781,534
President and Chief	2008	560,406	500,000		727,308	40,748		1,828,462
Executive Officer	2007	512,731	500,000		3,888,340	33,721		4,834,692

Mohammad Azab (4)	2009	141,044	78,000		427,076	—		568,120
Chief Medical Officer	2008	—	—		—	—		—
	2007	—	—		—	—		—

David J. Bearss (5)	2009	306,658	—		45,594	6,000	(7)	415,252
Former Chief Scientific	2008	236,486	57,000		102,366	6,000		389,732
Officer	2007	—	44,880		—	—		—

Gregory Berk (6)	2009	175,476	—		81,056	335,720	(8)	704,252
Former Chief Medical	2008	370,125	112,000		150,380	6,000		617,505
Officer	2007	193,622	111,000		565,230	—		778,852

Michael Molkentin	2009	326,375	141,000		81,056	6,000	(7)	532,431
Chief Financial Officer	2008	310,076	119,000		144,365	6,000		567,441
	2007	265,398	107,000		128,502	6,000		476,580

(1)          Reflects the aggregate grant date fair value using the Black-Scholes option pricing model for option awards granted during the year computed in accordance with ASC 718, Compensation-Stock Compensation.  The value of the option awards reported for 2008 and 2007 have been revised from prior years’ proxy disclosure to reflect their grant date fair value in accordance with the revised SEC disclosure requirements relating to such awards.  The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 15, 2010.  These amounts do not correspond to the actual value that could be realized by each Named Executive Officer.

(2)          Amount includes a $150,000 guaranteed bonus earned and paid on January 7, 2009 under terms of a prior executive employement agreement, in addition to a $350,000 annual bonus and a $150,000 discretionary bonus earned under the new executive employment agreement effective April 1, 2009.

(3)          Includes $26,804 for car allowances, $6,000 for 401(k) Company match, and $3,840 for life insurance premiums.

(4)          Dr. Azab joined the Company in July 2009.

(5)          Dr. Bearss was first appointed as an executive officer of the Company in November 2008.  The prior year’s compensation is not shown as he was not an executive officer in 2007.  Dr. Bearss left the Company in October 2009.

(6)          Dr. Berk left the Company in May 2009.

(7)          Represents 401(k) Company match.

(8)          Includes $4,278 for 401(k) Company match and $331,442 in severance pay.

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 925-560-2824.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 925-551-6482.  Thank you for your assistance.

Sincerely,

/s/ MICHAEL MOLKENTIN
Michael Molkentin
Chief Financial Officer
SuperGen, Inc.

cc:                                 James S. J. Manuso, President and Chief Executive Officer, SuperGen, Inc.
Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.